SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at August 8, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 8, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

DRILLING CONTINUES TO EXPAND XIETONGMEN DEPOSIT
225 Meters Grading 1.02% CuEQ Intersected in Hole 6146

August 8, 2006, Vancouver, BC - Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF) ("Continental" or the "Company") and Great China Mining Inc. (OTC.BB-GCHA) announce the results from additional core holes (6129 and 6136 to 6157) drilled in 2006 at the Xietongmen copper-gold deposit, located 240 kilometers west of Lhasa in Tibet, People's Republic of China.

Drilling in 2005 outlined a significant porphyry copper-gold deposit at Xietongmen with excellent potential for expansion. The comprehensive 2006 program is designed to fully assess the resource potential of the project and initiate programs for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

The current results are mainly testing for expansion along the eastern side of the deposit. Long intervals with excellent grades of copper and gold continue to be intersected in the eastern part of the deposit.

Drilling on section 3249150N has extended the deposit a further 250 meters to the east on that section. Hole 6129, a 150 meter step out from hole 5028, intersected 196.8 meters grading 0.99% CuEQ. Hole 6155, samples pending, is located between holes 6129 and 5028. Hole 6146, a 100 meter step out from hole 6129, intersected 225.4 meters grading 1.02% CuEQ, including a 68.0 meter intercept of 1.62% CuEQ.

Drilling on section 3249050N has extended the deposit 50 meters to the east. Hole 6136, 50 meters east of hole 6131 (results announced on July 10, 2006), intersected 132.8 meters grading 0.53% CuEQ, including an 56.6 meter intercept of 0.70% CuEQ. Infill drilling on the same section provided excellent results. Hole 6143, drilled 50 meters west of hole 6131, intersected 203.0 meters grading 0.95% CuEQ, including an 87.0 meter interval grading 1.43% CuEQ.

In addition, infill drilling in the south of the deposit continues to confirm the continuity of the grade over substantial intervals. Infill hole 6157 on section 3248950N intersected 151.1 meters grading 0.76% CuEQ, including a 73.3 meter interval grading 1.22% CuEQ. Further south, infill hole 6153 on section 3248800N intersected 47.8 meters grading 0.92% CuEQ, including a 16.5 meter interval of enriched copper (supergene zone) grading 1.50% CuEQ.

Two of the holes in this series are larger diameter (PQ sized) holes drilled to obtain samples for metallurgical comminution testwork. Seven holes were drilled for geotechnical purposes at Xietongmen and at potential tailings sites, and therefore have no assay data.

A Table of Assay Results is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

Metallurgical testing and environmental and socio-economic baseline studies are ongoing. In conjunction with these targeted technical programs, an expanded community engagement program is underway. There are currently 11 drill rigs active on site, with six rigs completing the definition program (95% completed), two rigs on the Langtongmen copper-gold exploration target, and three rigs to complete the geotechnical program to plan for open pit, tailing and waste rock storage designs.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental, investors should review its annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities and Exchange Commission at www.sec.gov.

XIETONGMEN PROJECT NEW ASSAY RESULTS
AUGUST 8, 2006
Drill Hole		Section	From (meters)	To (meters)	Intercept (meters)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %	AuEQ[1] g/t
6129		3249150N	72.0	87.0	15.0	49	0.38	0.65	0.72	1.37
6129		3249150N	87.0	103.2	16.2	53	0.19	0.24	0.31	0.59
6129		3249150N	103.2	300.0	196.8	646	0.42	1.09	0.99	1.89
6136		3249050N	91.0	118.0	27.0	89	0.30	0.56	0.60	1.14
6136		3249050N	134.8	267.6	132.8	436	0.28	0.47	0.53	1.00
6136	Incl.	3249050N	211.0	267.6	56.6	186	0.38	0.61	0.70	1.33
6139GT		3249350N	Geotechnical hole
6140		3248950N	39.6	52.5	12.9	42	0.46	0.17	0.55	1.04
6140		3248950N	183.1	252.8	69.7	229	0.27	0.53	0.55	1.05
6140	Incl.	3248950N	218.0	235.0	17.0	56	0.40	0.76	0.80	1.53
6141GT		3248850N	Geotechnical hole
6142		3248800N	0.0	34.6	34.6	114	0.02	0.01	0.03	0.05
6142		3248800N	34.6	75.2	40.6	133	0.22	0.45	0.46	0.87
6143		3249050N	101.0	304.0	203.0	666	0.46	0.94	0.95	1.81
6143		3249050N	133.0	273.0	140.0	459	0.57	1.18	1.19	2.27
6143		3249050N	186.0	273.0	87.0	285	0.67	1.44	1.43	2.72
6144M		3249150N	Metallurgical hole
6145		3249100N	Granodiorite intersected at 132 meters
6146		3249150N	122.0	347.4	225.4	740	0.59	0.82	1.02	1.94
6146	Incl.	3249150N	224.0	312.0	88.0	289	0.84	1.25	1.50	2.86
6146	Incl.	3249150N	244.0	312.0	68.0	223	0.91	1.37	1.62	3.09
6147TT			Tailings geotechnical hole
6148TT			Tailings geotechnical hole
6149TT			Tailings geotechnical hole
6150TT			Tailings geotechnical hole
6151GT		3249500N	Geotechnical hole
6152GT		3249150N	39.2	53.7	14.5	48	0.38	0.10	0.43	0.83
6152GT		3249150N	Geotechnical hole, redrilled as 6161GT
6153		3248800N	28.1	75.9	47.8	157	0.70	0.41	0.92	1.75
6153	Incl.	3248800N	28.1	44.6	16.5	54	1.27	0.44	1.50	2.86
6154M		3249175N	Metallurgical hole
6155		3249150N	Samples pending
6156		3248800N	48.0	79.9	31.9	105	0.50	0.23	0.62	1.18
6157		3248950N	47.0	58.0	11.0	36	0.36	0.05	0.38	0.73
6157		3248950N	103.0	254.1	151.1	496	0.34	0.80	0.76	1.45
6157	Incl.	3248950N	180.0	253.3	73.3	241	0.54	1.30	1.22	2.32
[1] Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t